UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                               VECTOR GROUP LTD.
                               -----------------
                               (Name of Issuer)


                    Common Stock, par value $.10 per share
                 ----------------------------------------------
                        (Title of Class of Securities)


                                   92240M108
                             --------------------
                                (CUSIP Number)


                               January 30, 2006
                            ----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this

                              Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: 92240M108                                          Page 2 of 9 Pages

................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         JEFFERIES PARAGON MASTER FUND, LTD.
................................................................................
2        Check the Appropriate Box if a Member of a Group

         (a) |_|

         (b) |_|
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Cayman Islands, British West Indies
................................................................................
Number of Shares   5.   Sole Voting Power            None
Beneficially       ............................................................
Owned by Each      6.   Shared Voting Power          1,730,203
Reporting Person   ...... .....................................................
With               7.   Sole Dispositive Power       None
                   ...... .....................................................
                   8.   Shared Dispositive Power     1,730,203
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,730,203
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         |X|(1)
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         3.5% based on 49,865,936 shares outstanding as of January 30, 2006.
................................................................................
12.      Type of Reporting Person:

         CO




________________________
(1) Jefferies Asset Management, LLC (the "Manager"), through certain portfolio management professionals (the "Portfolio Managers"), serves as investment manager for, and makes investment and trading decisions for, the Jefferies
Paragon Master Fund, Ltd. (the "Fund"). The Portfolio Managers make such decisions independently from decisions made for other entities or accounts. The Manager does not report beneficial ownership of securities for the Fund on an aggregate basis with other entities that are or may be deemed affiliates of the Fund or the Manager. Therefore, the amount in Row (9) excludes shares, if any, beneficially owned by such other entities. For more information, please see Item 4(b) herein.

CUSIP No.: 92240M108                                          Page 3 of 9 Pages

................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         JEFFERIES ASSET MANAGEMENT, LLC
................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) |_|
         (b) |_|
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of Shares   5.   Sole Voting Power            None
Beneficially       ............................................................
Owned by Each      6.   Shared Voting Power          1,730,203
Reporting Person   ............................................................
With               7.   Sole Dispositive Power       None
                   ...... .....................................................
                   8.   Shared Dispositive Power     1,730,203
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,730,203
................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         |X|(1)
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         3.5% based on 49,865,936 shares outstanding as of January 30, 2006.
................................................................................
12.      Type of Reporting Person:

         OO




________________________
(1) Jefferies Asset Management, LLC (the "Manager"), through certain portfolio management professionals (the "Portfolio Managers"), serves as investment manager for, and makes investment and trading decisions for, the Jefferies Paragon Master Fund, Ltd. (the "Fund"). The Portfolio Managers make such decisions independently from decisions made for other entities or accounts. The Manager does not report beneficial ownership of securities for the Fund on an aggregate basis with other entities that are or may be deemed affiliates of the Fund or the Manager. Therefore, the amount in Row (9) excludes shares, if any, beneficially owned by such other entities. For more information, please see
Item 4(b) herein.

                                                              Page 4 of 9 Pages

Item 1(a).     Name of Issuer:

               Vector Group Ltd. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               100 S.E. Second Street, Miami, FL 33131.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Jefferies Paragon Master Fund, Ltd. (the "Fund"); and

               ii)  Jefferies Asset Management, LLC (the "Manager").

               This Statement relates to Shares (as defined herein) held for the account of the Fund. The Manager serves as investment manager of the Fund. In such capacity, the Manager may be deemed to have voting and dispositive power over the Shares held for the account of the Fund.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of the Fund and the Manager is The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902.

Item 2(c).     Citizenship

               i)   The  Fund  is  a  Cayman  Islands  exempted  company;

               ii)  The  Manager  is a  Delaware  limited  liability  company.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.10 per share (the "Shares")

Item 2(e).     CUSIP Number:

               92240M108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

                                                              Page 5 of 9 Pages

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               As of February 7, 2006, each of the Fund and the Manager may be deemed to be the beneficial owner of 1,730,203 Shares. This amount consists of: (A) 1,500,000 Shares held for the account of the Fund; and (B) 230,203 Shares issuable upon the conversion of certain notes held for the account of the Fund.

Item 4(b).     Percent of Class:

               The number of Shares of which each of the Fund and the Manager may be deemed to be the beneficial owner constitutes approximately 3.5% of the total number of Shares outstanding (based upon information provided by the Issuer in its registration statement on Form S-3 filed with the Securities and Exchange Commission on January 31, 2006, there were approximately 49,865,936 shares outstanding as of January 30, 2006).

               The Manager,  through certain portfolio management professionals
(the "Portfolio Managers"), serves as investment manager for, and makes investment and trading decisions for, the Fund. The Portfolio Managers make such decisions independently from decisions made for other entities or accounts. The Manager does not report beneficial ownership of securities for the Fund on an aggregate basis with other entities that are or may be deemed affiliates of the Fund or the Manager. The Shares reported herein were acquired by the Fund in a private transaction with the issuer involving the participation of certain entities that are or may be affiliates of the Manager, including Jefferies & Company, Inc., which acted as placement agent for the offering. Although the Reporting Persons themselves have not acquired sufficient Shares such as to be required to file this Schedule 13G pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Persons have decided to file this Schedule 13G out of an over abundance of caution should aggregation be deemed appropriate under the circumstances. The Reporting Persons are aware that certain other entities that are or may be affiliates of the Manager are also filing a separate Schedule 13G with regard to their beneficial ownership of the Shares.

Item 4(c).     Number of Shares of which such person has:

The Fund, and The Manager:
(i) Sole power to vote or direct the vote:                                    0
(ii) Shared power to vote or direct the vote:                         1,730,203
(iii) Sole power to dispose or direct the disposition of:                     0
(iv) Shared power to dispose or direct the disposition of:            1,730,203


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership  of More than  Five  Percent  on  Behalf  of  Another
               Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification  and Classification of Members of the Group:

               See disclosure in Item 2 hereof.

Item 9.        Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 9 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2006                  JEFFERIES PARAGON MASTER FUND, LTD.

                                        By: Jefferies Asset Management, LLC
                                            As Investment Manager


                                        By: /s/ Joseph Contorinis
                                           -------------------------------
                                        Name:  Joseph Contorinis
                                        Title: Executive Vice President
Date: February 8, 2006
                                        JEFFERIES ASSET MANAGEMENT, LLC


                                        By: /s/ Joseph Contorinis
                                           -------------------------------
                                        Name:  Joseph Contorinis
                                        Title: Executive Vice President

                                                              Page 8 of 9 Pages

                                 EXHIBIT INDEX


Ex.                                                                    Page No.

A.      Joint Filing  Agreement,  dated  February 8, 2006 by
        and among Jefferies  Paragon Master Fund,  Ltd., and
        Jefferies             Asset              Management,
        LLC............................                                       9

                                                              Page 9 of 9 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Vector Group Ltd. dated as of February 8, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 8, 2006                  JEFFERIES PARAGON MASTER FUND, LTD.

                                        By: Jefferies Asset Management, LLC
                                            As Investment Manager


                                        By: /s/ Joseph Contorinis
                                           -------------------------------
                                        Name:  Joseph Contorinis
                                        Title: Executive Vice President

Date: February 8, 2006                  JEFFERIES ASSET MANAGEMENT, LLC


                                        By: /s/ Joseph Contorinis
                                           -------------------------------
                                        Name:  Joseph Contorinis
                                        Title: Executive Vice President